Exhibit 99.1

Global, Japan and the PRC Wheelchair Industry P r e p a r e d f or © 2020 Frost & Sullivan. All rights reserved. This document contains highly confidential information and is the sole property of Frost & Sullivan. No part of it may be circulated, quoted, copied or otherwise reproduced without the written approval of Frost & Sullivan. H i gh l y C on f i d e n t i a l June 2021 JIN MEDICAL INTERNATIONAL LTD.

R esearch Period Historical Year: 2016 - 2019 Base Year: 2020 Forecast Year: 2021E - 2025E G e ographic Scope Global Japan The PRC Target Market Wheelchair Market 2 S c op e The project scope is defined as follows:

Limitations Industry Expert I n t e r v iew Market indicators for modeling Official S t a ti s tical sources Source of Information » Interviews with industry experts and competitors will be conducted on a best - effort basis to collect information for in - depth analysis for this report . » Frost & Sullivan will not be responsible for any information gaps where interviewees have refused to disclose confidential data or figures . » The study took 2020 as the base year for analysis and 2021 - 2025 for forecast . However, as the point of this study being 2020 , some of the figures of 2020 may not be available at the moment from public statistical sources . Frost & Sullivan will use the latest information available (e . g . 2019 ) or make projections based on historical trends . » Under circumstances where information is not available, Frost & Sullivan in - house analysis will be leveraged using appropriate models and indicators to derive at an estimate . » Sources of information and data will be clearly stated in the bottom right hand corner on each slide for reference . 3

C on t e nt 1 Overview of Macro Economic Environment in Global and the PRC 2 Overview of Global, Japan and the PRC Wheelchair Market 3 Competitive Landscape of Global, Japan and the PRC Wheelchair Market 4 Appendix 4

Overview of Global, Japan and the PRC Wheelchair Market

Introduction

- A wheelchair is an assistive-wheeled mobility equipment for people with limited mobility due to physical or physiological illness, injuries or disabilities. With the help of a wheelchair, disabled users become more mobile and independent. In general, the equipment can be mainly classified by its propulsion method: manual wheelchairs and electric wheelchairs. Wheelchairs come in different specifications with variations in chair seat sizes, seat-to-floor height, adjustable backrests, controls, together with some other features which can be further customized in accordance with users' requirements.

- The table below summarizes different types of wheelchairs.

Types	Features
Manual wheelchair	A manual wheelchair is usually propelled by the user by pushing on the round bars that surround the wheels, or by another person by pushing the handles on the back. In addition to its lightweight, it is also easy to use and maintain and the most affordable among all wheelchairs.
Electric wheelchair	An electric wheelchair is propelled by a battery and motor and is usually equipped with a joystick or buttons for operations. Along with the advancement in technology, some electric wheelchairs have enhanced mobility, which enables users to climb stairs and pass through gravel.
Sports wheelchair	A sports wheelchair is very lightweight and stable wheelchair, which is designed for users to play sports, such as basketball, fencing and marathons.
Standing wheelchair	A standing wheelchair is an automated device with a hydraulic pump which help users move from a seated position to a standing position.
Pediatric wheelchair	A pediatric wheelchair can be either in manual or electric form but in a smaller size than adult wheelchairs. It has a rigid frame and helps enhancing children's mobility.
Shower wheelchair	A shower wheelchair is waterproof with non-corrosive materials and is designed for disabled people to use in bathrooms, wetrooms and other damp environments. It usually has a larger gap beneath the seat and a horseshoe-shaped aperture in the seat.

Source: Frost & Sullivan

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Overview of Global, Japan and the PRC Wheelchair Market

Value Chain Analysis



Upstream
Midstream
Downstream
Suppliers
Raw materials suppliers
Parts and accessories suppliers
Manufacturers
Wheelchair manufacturers
Distributors
Wholesalers
Retailers
End-users
Individual customers
Hospitals
Healthcare centres

- The value chain of the wheelchair market is comprised of upstream suppliers, midstream manufacturers and distributors, as well as downstream end-users.
- Upstream suppliers mainly provide raw materials and parts and accessories, such as armrest, wheels and push handles, for the assembly of manual wheelchairs, while batteries, buttons and joysticks are also provided to manufacturers to assemble electric wheelchair,
- Wheelchair manufacturers in the midstream will be responsible for the design and production of wheelchairs. Upon the completion of wheelchair assembly, the final product will be delivered to distributors, such as wholesalers and retailers, for sales activities. In particular, some distributors may promote their wheelchair products online through e-commerce platforms. The major end-users are individual customers, such as disabled people and elders, as well as corporate customers, such as hospitals, clinics and healthcare institutions.

Source: Frost & Sullivan

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Overview of Global, Japan and the PRC Wheelchair Market Market size (Global) » According to the latest data published by the World Bank, the population ages 65 or above has increased from approximately 625 . 4 million in 2016 to approximately 698 . 0 million in 2019 in the world, representing a compound annual growth rate (CAGR) of 3 . 7% . Moreover, it is believed that the geriatric population will continue to increase in the coming years, which may result in a stable demand for medical assistive devices, such as wheelchairs . » From 2016 to 2020 , the global total sales value of wheelchairs has risen from approximately $ 4 . 07 billion to approximately $ 7 . 15 billion, representing a CAGR of 16 . 6% . Despite the unit price of electric wheelchair being substantially higher than that of manual wheelchair, users generally prefer electric wheelchairs as they provide users a better user experience by enabling to undertake daily activities without assistance . In 2020 , the sales value of electric wheelchair has contributed to approximately 58 . 0 % of the worldwide total sales value of wheelchairs and this trend is expected to continue expand in future years . The drop of sales value in 2020 was mainly due to the decline of world economy which adversely impacted by the outbreak of COVID - 19 in 2020 . » Driven by a strong demand from downstream end users, by the end of 2025 , the global total sales value of wheelchair is forecasted to reach approximately $ 13 . 34 billion, growing at a CAGR of 14 . 1 % from 2021 to 2025 . Market size of wheelchairs by sales value (Global), 2016 - 2025E 1 . 83 2 . 24 2 . 98 3 . 53 3 . 01 3 . 30 3 . 71 4 . 15 4 . 69 5 . 23 2 . 24 2 . 97 3 . 82 4 . 88 4 . 14 4 . 56 5 . 17 5 . 96 6 . 96 8 . 11 0 4 8 12 16 20 24 B illi o n $ 4 . 07 5 . 21 6 . 80 8 . 41 7 . 15 7 . 86 8 . 88 10 . 10 11 . 65 13 . 34 CAGR 2016 - 2020 2021E - 2025E Electric wheelchair 16.6% 15.5% Manual wheelchair 13.2% 12.2% Total 15.1% 14.1% 2016 2017 2018 2019 2020 2021E 2022E 2023E 2024E 2025E E l e c t r i c w hee l c ha i r Manual wheelchair Source: Frost & Sullivan 7

Overview of Global, Japan and the PRC Wheelchair Market Market size (Japan) » According to Statistics Bureau of Japan, the population ages 65 or above has increased from approximately 33 , 656 thousand in 2015 to approximately 35 , 801 thousand in 2019 in Japan, representing a CAGR of 1 . 6% . The increased aged population in Japan has driven the demand for wheelchair in Japan . The total sales value of wheelchair has increased from approximately $ 0 . 20 billion in 2016 to approximately $ 0 . 31 billion in 2020 , representing a CAGR of 12 . 2% . The drop of sales value in 2020 was mainly due to the decline of world economy which adversely impacted by the outbreak of COVID - 19 in 2020 . » According to the Statistics Bureau of Japan, as of March 2020 , 28 . 4 % of Japan’s population is over 65 years old, the highest proportion in the world . According to National Institute of Population and Social Security Research under the Ministry of Health, Labour and Welfare, one in every three people will be 65 or older by 2030 , and senior citizens will account for 40 % of people in Japan in 2060 . As population in Japan continues to age as well as the demand for high - quality healthcare facilities, the market size of wheelchairs in Japan is expected to rise from approximately $ 0 . 35 billion in 2021 to approximately $ 0 . 76 billion in 2025 , representing a CAGR of 21 . 3 % from 2021 to 2025 . 0 . 08 0 . 09 0 . 12 0 . 15 0 . 13 0 . 14 0 . 17 0 . 21 0 . 26 0 . 32 0 . 12 0 . 16 0 . 19 0 . 22 0 . 18 0 . 21 0 . 25 0 . 30 0 . 36 0 . 44 0 . 0 0 . 1 0 . 2 0 . 3 0 . 4 0 . 5 0 . 6 0 . 7 0 . 8 0 . 37 B illi o n $ 0 . 20 0 . 25 0 . 31 0 . 31 0 . 35 0 . 42 0 . 51 0 . 62 0 . 76 Market size of wheelchairs by sales value (Japan), 2016 - 2025E CAGR 2016 - 2020 2021E - 2025E Electric wheelchair 12.0% 20.9% Manual wheelchair 12.4% 21.8% T o t al 12 . 2% 21 . 3% 2016 2017 2018 2019 2020E 2021E 2022E 2023E 2024E 2025E E l e c t r i c w hee l c ha i r Manual wheelchair Source: Frost & Sullivan 8

Overview of Global, Japan and the PRC Wheelchair Market Market size » With the growing disposable income and sustained national investment in healthcare expenditure due to health care reform policy, “Healthy China 2030 Planning Outline” issued by the State Council in 2016 , the demand for medical assistive devices has grown significantly over the past five years . According to the National Bureau of Statistics of China, the per capita average expenditure on healthcare and medical services has increased at a CAGR of 9 . 0 % from approximately $ 185 . 8 in 2016 to approximately $ 262 . 1 in 2020 . In light of the rising expenditure of Chinese residents and the demand for better healthcare facilities, the sales value of wheelchairs in the PRC has increased from approximately $ 1 . 21 billion to approximately $ 2 . 20 billion from 2016 to 2020 , representing a CAGR of 16 . 1% . The drop of sales value in 2020 was mainly due to the decline of world economy which adversely impacted by the outbreak of COVID - 19 in 2020 . » Attributable to a strong research and development (R&D) ability of healthcare and medical device enterprises in the PRC, a wide variety of electric wheelchair products was developed in order to cater to the varying needs of end - users . In 2020 , electric wheelchairs represented approximately 62 . 3 % of the sales value among all types of wheelchairs . With the integration of other smart functions, such as voice control and obstacle avoidance, electric wheelchairs are expected to become more popular in the PRC . By the end of 2025 , the total sales value of wheelchairs is anticipated to amount to approximately $ 4 . 29 billion, whereas that of electric wheelchairs is estimated to reach approximately $ 2 . 92 billion, representing CAGRs of 14 . 6 % and 16 . 6 % respectively from 2021 to 2025 . Market size of wheelchairs by sales value (the PRC), 2016 - 2025E 0 . 59 0 . 89 0 . 90 0 . 98 0 . 83 0 . 91 1 . 00 1 . 12 1 . 23 1 . 38 0 . 63 1 . 01 1 . 39 1 . 58 1 . 37 1 . 58 1 . 84 2 . 14 2 . 49 2 . 92 0 2 4 6 4 . 29 B illi o n $ 2 . 56 1 . 21 1 . 90 2 . 29 2 . 85 2 . 49 2 . 20 3 . 25 3 . 72 CAGR 2016 - 2020 2021E - 2025E Electric wheelchair 21.6% 16.6% Manual wheelchair 9.1% 10.9% Total 16.1% 14.6% 2016 2017 2018 2019 2020 2021E 2022E 2023E 2024E 2025E E l e c t r i c w hee l c ha i r Manual wheelchair Source: Frost & Sullivan 9

e of Overview of Global, Japan and the PRC Wheelchair Market Export valu wheelchairs » According to the UN Comtrade Database, the PRC has been the largest exporter of wheelchairs in the world from 2016 to 2020 and the export value of wheelchairs from the PRC has increased at a CAGR of 4 . 2 % from approximately $ 538 . 5 million in 2016 to approximately $ 634 . 8 million in 2020 . In particular, the United States of America was the largest export destination from the PRC, which accounted for approximately 26 . 7 % in terms of export value, followed by Japan ( 9 . 7% ), United Kingdom ( 6 . 3% ), Germany ( 4 . 9% ) and Australia ( 2 . 7% ) in 2020 . The drop of export value in 2020 was mainly due to the decline of world economy which adversely impacted by the outbreak of COVID - 19 in 2020 and therefore the demand decreased . » Looking forward, as the unit price of wheelchairs is relatively lower in the PRC when compared to other countries due to its relatively low labor costs and logistics expenses, the export value of wheelchairs in the PRC is expected to further increase in the coming years, which is anticipated to reach approximately $ 943 . 7 million by the end of 2025 , representing a CAGR of 7 . 8 % during 2021 to 2025 . Export value of wheelchairs (the PRC), 2016 - 2025 E 538 . 5 596 . 2 680 . 0 729 . 9 634 . 8 699 . 5 745 . 0 799 . 4 865 . 0 943 . 7 400 800 1 , 200 M illi o n $ 2016 - 2020 2021E - 2025E CAGR 4.2% 7.8% 0 2016 2017 2018 2019 2020 2021E 2022E 2023E 2024E 2025E Note: Data is extracted from Trade Map under HS Code 8713 Carriages for disabled persons, whether or not motorized or otherwise mechanically 26 . 7% 9 . 7% Others 49.7% J apan U S A Australia Germany Un i t e d K i ngdom 2 . 7% 6 . 3% 4 . 9% p r opelled . Source: UN Comtrade, Frost & Sullivan 10 Top five export destinations c oun t r i e s / re gion s , 202 0

Overview of Global, Japan and the PRC Wheelchair Market Market drivers Market drivers Increasing aged population • According to National Bureau of Statistics of China, the population aged 65 or above has grown at a CAGR of 6 . 1 % from approximately 150 . 4 million to approximately 190 . 6 million from 2016 to 2020 , which has increased from 10 . 8 % to 13 . 5 % of the total population in the PRC over the same period . According to Statistics Bureau of Japan, the population ages 65 or above has increased from approximately 33 , 656 thousand in 2015 to approximately 35 , 801 thousand in 2019 in Japan, representing a CAGR of 1 . 6% . As older persons generally experience moderate to severe level of disability due to different diseases, injuries and chronic illnesses, the demand for wheelchair products in the PRC and Japan has been increasing . In particular, with an increasing income and a trend to seek better living conditions, more customers in the PRC and Japan are willing to purchase electric wheelchairs for increased mobility and comfort . As such, the increasing aged population is expected to serve as an impetus to the wheelchair market in the PRC and Japan . Continuous government support Source: Frost & Sullivan 11 • To expedite the development of medical devices and technological products, the Ministry of Science and Technology of the PRC has promulgated “the 13 th Five - year Plan for Medical Device Technology Innovation” and encourages domestic enterprises to develop a variety of high - end and reliable medical devices, including wheelchairs, that are suitable for mass public . This includes the transformation of conventional devices to smart devices by integrating innovative solutions, such as touchpad controls, enhanced steering performance and advanced suspension system of wheelchairs . Furthermore, the new Regulations on Construction of a Barrier - free Environment was enacted by the State Council of the PRC in 2012 and was designed to create accessibility to guarantee disabled persons equal participation in social life in the PRC . In Japan, the Japanese government aims to increase the accessibility of wheelchairs by promoting wheelchair - friendly facilities and vehicles to increase mobility of wheelchair users . Also, the Japanese government also provide subsidizes of healthcare equipment to people with disabilities, including wheelchairs subsidize . Complemented with the advancement in wheelchair design and the establishment of barrier - free public infrastructure in the society, physically - disabled persons are willing to use wheelchairs in public spaces, which may in turn favor the growth of wheelchair market in the PRC .

Overview of Global, Japan and the PRC Wheelchair Market Market drivers M a r ket d r i ve r s Rising disposable income of Chinese residents • According to National Bureau of Statistics of China, the per capita disposable income of Chinese residents has increased from approximately $ 3 , 387 . 1 in 2016 to approximately $ 4 , 576 . 9 in 2020 , representing a CAGR of 7 . 8% . According to Statistics Bureau of Japan, the household income per capita has increased from $ 15 , 361 . 6 in 2015 to $ 19 , 512 . 0 in 2019 , representing a CAGR of 6 . 2% . • With the increase in disposable income in the PRC and Japan, the living conditions of their residents have improved over the past five years and they are more willing to spend more money in order to improve their living condition . As a result, the enhancement in living conditions has fostered the growth of the wheelchair market in the PRC and Japan . Strong demand from downstream healthcare institutions Source: Frost & Sullivan 12 • Apart from physically - disabled and elder individuals, wheelchairs are widely used in hospitals and healthcare institutions . According to National Bureau of Statistics, the number of healthcare institutions has risen at a CAGR of 1 . 0 % from approximately 983 . 4 thousand in 2016 to approximately 1 , 023 . 0 thousand in 2020 and the total expenditure in healthcare from approximately $ 659 . 0 billion in 2016 to an estimation of approximately $ 1 , 059 . 8 billion in 2020 . As the Chinese government has been proactively undertaking necessary investments to allow broader access to medical treatments, as well as to offer better healthcare services to patients, it is expected that more medical devices and equipment, including wheelchairs, will be available in healthcare institutions and therefore, the demand from downstream healthcare institutions will benefit the growth of wheelchair market in the PRC . Moreover, according to the Ministry of Health, Labour and Welfare in Japan, there were more than 110 thousand healthcare institutions in Japan in 2019 . The large number of healthcare institutions require substantial amount of medical devices and equipment, such as wheelchairs, which support the growth of wheelchairs market in Japan .

Overview of Global, Japan and the PRC Wheelchair Market Development trends Development Trends Integration of smart technology • In the era of technology - driven business, wheelchair manufacturers endeavour to apply new smart features in conventional products and innovate with emerging technologies in order to improve user experiences, outperform their competitors and expand their market share . Some wheelchair manufacturers have installed touch panels and a voice control system in wheelchairs to allow users a more direct access to the controls of wheelchairs, while some manufacturers have equipped wheelchairs with different motion sensors and camera systems that detect obstacles, provide navigational assistance and alert users with motor impairment under dangerous circumstances . Accordingly, the adoption and implementation of smart technologies is expected to become one of the major trends in the global and the PRC and Japan wheelchair market . Adoption of lightweight materials Source: Frost & Sullivan 13 • Lightweight wheelchairs have become a key product as they offer users and attendants tremendous advantages by making daily activities easier, faster and more convenient . Some wheelchair manufacturers may use lightweight aluminium and titanium to reduce the overall weight of the device, which has made lightweight wheelchair an ideal product for users to transport without sacrificing its quality, comfort and toughness . In addition, lightweight wheelchairs have become more popular in active sports and physical activities . The wheels on lightweight versions, in general, are relatively bigger than conventional wheelchairs which are simpler for users to turn and reduce users’ effort to maneuver . Therefore, lightweight wheelchairs have become one of the development trends among manufacturers globally, including manufacturers in the PRC and Japan .

Overview of Global, Japan and the PRC Wheelchair Market Market constraints Market constraints Rising R&D and labor costs • Although labor costs are relatively cheaper in the PRC than in developed countries, labor costs have been gradually increasing over the past decade due to inflation and an increase in minimum wages, which may potentially diminish the net profits gained by manufacturers . Japanese manufacturers with factories in the PRC are affected by increasing labour costs in the PRC as well . As the PRC is transforming itself from an export - driven economy into a consumer - based economy, workers’ annual salary levels and mandatory welfare costs have been increasing as well . Moreover, Chinese and Japanese enterprises have invested resources in R&D to continue improving their products in order to satisfy the augmented customers’ requirements . As such, wheelchair manufacturers may find rising R&D costs and labor costs as the key challenges in the production of profitable new products . Higher requirements for product safety Source: Frost & Sullivan 14 • As wheelchairs are assistive devices for many people with disabilities, providing mobility, contributing to a better quality of life and assisting disabled persons to live full and active lives in communities, the quality and safety of wheelchairs are fundamental to users . For example, governments are encouraged to develop and adopt national wheelchair standards, such as ISO 7176 which outlines a series of wheelchair standards, to guarantee a certain quality and safety standard for wheelchair users . Wheelchair manufacturers have to undergo safety tests and need to continuously improve their products, and such requirements may become more challenging to meet .

Overview of Global, Japan and the PRC Wheelchair Market Cost Analysis – Labor Cost » According to the National Bureau of Statistics of China, the average annual wage of employed persons in manufacturing industry in urban areas has increased from approximately $ 8 , 455 . 9 to approximately $ 11 , 770 . 7 during 2016 to 2020 , growing at a CAGR of 8 . 6% . The rise in labor costs was mainly attributable to a general inflation within the PRC . By the end of 2025 , the rising trend of labor cost is anticipated to sustain and reach approximately $ 13 , 671 . 9 , representing a CAGR of 3 . 0 % from 2021 to 2025 . 13 , 000 12 , 000 11 , 000 10 , 000 9 , 000 8 , 000 15 0 1 , 000 15 , 000 14 , 000 9,164.2 13,299.5 Average annual wage of employed persons in manufacturing industry in urban areas (the PRC), 2016 - 2025E $ 8,455.9 2016 2017 12,536.0 2018 10,808.2 2019 2020 12,123.8 12,924.6 11,770.7 9,952.4 2021E 2022E 2023E 2024E 2025E Source: National Bureau of Statistics of China, Frost & Sullivan 13,671.9 2016 - 2020 2021E - 2025E CAGR 8.6% 3.0%

Overview of Global, Japan and the PRC Wheelchair Market Cost Analysis – Raw Material Costs » lastics, such as polycarbonate, and aluminium are the common raw materials of wheelchairs . According to Frost & Sullivan, the average prices of polycarbonate in the PRC have shown a steady rise over the past five years, from approximately $ 1 . 12 /lb to approximately $ 1 . 59 /lb from 2016 to 2020 , representing a CAGR of 9 . 1% . On the other hand, the average prices of aluminium have demonstrated a fluctuating trend with an overall increase at a CAGR of 8 . 2 % in the past five years, which amounted to approximately $ 0 . 93 /lb in 2020 . » Looking forward, due to a strong and sustained demand from the manufacturing and industrial sectors, it is expected that the average prices of raw materials will continue to rise, in which the average prices of polycarbonate are forecasted to reach approximately $ 2 . 2 /lb whereas the average prices of aluminium are forecasted to reach approximately $ 1 . 18 /lb in 2025 , representing CAGRs of 6 . 8 % and 4 . 8 % respectively . Average prices of polycarbonate (PC) (the PRC), 2016 - 2025E 2 . 4 2 . 2 2 . 0 1 . 8 0 . 0 1 . 6 1 . 4 1 . 2 2016 2017 2018 2019 2020 2021E 2022E 2023E 2024E 2025E 1 . 96 $ / lb 1 . 59 2 . 07 1 . 69 1 . 82 1.12 1.16 2 . 20 1 . 38 1 . 31 A vera g e p r i ce s o f a l u m i n i u m (t h e P RC ), 2015 - 2024E 1 . 1 0 . 7 0 . 0 2016 2017 2018 2019 2020 2021E 2022E 2023E 2024E 2025E Source: Frost & Sullivan 1 . 5 0 . 9 1 . 3 0 . 68 $ / lb 0 . 89 1 . 14 0 . 92 16 0 . 93 0 . 98 1 . 03 1 . 09 1 . 13 1 . 18 2016 - 2020 2021E - 2025E CAGR 9.1% 6.8% 2016 - 2020 2021E - 2025E CAGR 8.2% 4.8%

C on t e nt 1 Overview of Macro Economic Environment in Global and the PRC 2 Overview of Global, Japan and the PRC Wheelchair Market 3 Competitive Landscape of Global, Japan and the PRC Wheelchair Market 4 Appendix 17

Competitive Landscape of Global, Japan and the PRC Wheelchair Market

Overview of market competition

- In 20, the North America was the largest region in terms of sales value in the global wheelchair market due to its high obesity rate and growing geriatric population while the Asia-Pacific, particularly the PRC, has grown rapidly mainly attributable to its ageing population, rising disposable income and improving living standards.
- The global wheelchair market is considered as highly competitive and fragmented in terms of number of market participants as there were more than [1,500] international wheelchair manufacturers as of 2020. Most of the large-scale international manufacturers, such as Invacare Corporation, OttoBock Healthcare GmbH, Permobil AB, 21st Century Scientific Inc. and MEYRA RmbH, are headquarted in the United States and Europe and as they have been developing electric wheelchairs with additional features and controls, it is anticipated that the competition among global wheelchair manufacturers will become more intense and the market will continue to consolidate in the future.
- The wheelchair market in Japan is relatively fragmented with more than 30 wheelchair manufacturers in 2020. Matsunaga Manufactory Co., Ltd, Yosizuka System Products Co., Ltd., Miki Corporation, Nissin Medical Industries Co. Ltd, Tmsuk Company Limited and Kawamura Cycle Co,. Ltd. are examples of leading market participants in Japan. Most of the market participants in Japan are focus on manufacturing of high-end manual wheelchair and electric wheelchair.
- On the other hand, the wheelchair market in the PRC was considered as relatively fragmented and competitive with more than 100 wheelchair manufacturers in 2020, in which more than half of the market participants are able to manufacture electric wheelchairs. The top 10 market participants and their estimated market share by revenue in 2020 are Foshan Dongfang Medical Equipment Manufactory Ltd. (1.9%), Guangdong Kaiyang Medical Technology Group Co., Ltd. (1.9%), Ottobock(China)Industries Co.,Ltd. (1.7%), Songyong Fuli Apparatus Manufacturing(Shanghai)Co.,Ltd. (1.1%), Sangui Healing Equipment (Shanghai) Co. Ltd. (1.1%), Shanghai Hubang Intelligent rehabilitation Equipment co., Ltd. (1.0%), Vermeiren (Suzhou) Medical Equipment Co., Ltd. (0.9%), Jin Medical International Ltd (0.7%), Jiangsu Yuyue Medical Equipment & Supply Co., Ltd (0.5%) and Karma Medical Products (Shanghai) Co., Ltd. (0.2%). The Group ranked 8 among top 10 market participants in the wheelchair market in the PRC. The top 10 market participants accounted for approximately 11.1% market share by revenue in the wheelchair in the PRC. Apart from prices and quality of wheelchairs, manufacturers often compete with a diverse product portfolio, such as offering manual wheelchairs, electric wheelchairs and shower wheelchairs, as well as the ergonomics design of wheelchairs in order to cater to different customer needs.

Source: Frost & Sullivan

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Competitive Landscape of Global, Japan and the PRC Wheelchair Market Entry barriers Initial capital investment In the wheelchair market, a significant amount of upfront capital is required for manufacturers to sustain their business operations, as the production of wheelchairs involves a substantial amount of R&D process, staff hiring, procurement of raw materials and production machineries, logistics arrangements, as well as rental or construction of production facilities . Furthermore, existing market participants have generally built up a reliable customer base and supply network of raw materials, they are able to leverage their production scale and effectively control their business costs . In contrast, new market entrants without prior experience and resource may confront with financial burdens, which may ultimately hinder them from entering the wheelchair market in the PRC and global market . R&D capability Product design, safety and comfort are major considerations when consumers choose their wheelchair product . Manufacturers are required to demonstrate a strong R&D capability and meet certain standards, such as seat width and length, as well as to comply with different safety requirements of destination countries . In general, established manufacturers with more financial and human resources are at an advantage when seeking to continuously improve their products and develop new and durable materials to enhance overall customer experience, whereas new market entrants with limited resources may find themselves facing a disadvantage when trying to develop a wide product range and meet the demands from downstream customers . Proven track record Compared to new wheelchair manufacturers, existing market players in the wheelchair market usually have established a profound industry reputation and have set up various sales channel in both wholesale and retail industries . Indeed, renowned manufacturers, which possess proven track record and have gained wide industry recognitions and accreditations, are more preferred by downstream customers, including disabled persons and corporate customers, such as healthcare institutions . As a result, new market entrants without prior industry experience and track record may find it as an obstacle to enter the market and capture potential business opportunities . Source: Frost & Sullivan 19

Competitive Landscape of Global, Japan and the PRC Wheelchair Market

Key success factors

Production scale

As wheelchair manufacturers are sensitive to cost fluctuations, such as rising labour costs, fluctuating raw material prices and export tax, leading market participants with established scalable production facilities and strong cost control measures are usually benefitted from economies of scale and able to maintain profitable amid the highly competitive environment in the market. In addition, in light of the increasing complexity in wheelchair design and structure, leading wheelchair manufacturers are usually able to develop a strong product portfolio with a wide range of product specifications, design and categories in order to satisfy different requirements and provide technical support to customers, which therefore enables them to stay ahead of the market competition.

Technical know-how

Competitive wheelchair manufacturers are required to demonstrate a sufficient level of technical know-how, such as the design and safety of different types of wheelchairs, and their products are often featured with a high level of comfort and customizable options in order to enhance the ultimate user experience. Specifically, manufacturers are expected to continuously improve the product performance, such as adopting ultra-light weight materials as wheelchair frame components, in order to enhance the portability and reliability for users. As a result, the level of product innovation and demonstration of technical know-how serve as the key factors for market competition in the wheelchair market.

Relationship with industry stakeholders

Maintaining a sound and stable business relationship with both upstream raw materials suppliers and downstream users is vital to capture business opportunities and expand their market share among wheelchair manufacturers in the global and the PRC market. Indeed, some renowned global manufacturers have generally developed multiple sales channel service downstream wholesale and retail customers internationally. These leading manufacturers may take advantage of nation-wide sales network through both online and offline channels in order to boost their sales performance. As a result, manufacturers with proven relationship with different industry stakeholders are perceived to be more competitive over the small-scaled industry peers.

Source: Frost & Sullivan

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C on t e nt 1 Overview of Macro Economic Environment in Global and the PRC 2 Overview of Global, Japan and the PRC Wheelchair Market 3 Competitive Landscape of Global, Japan and the PRC Wheelchair Market 4 Appendix 21

Overview of Global, Japan and the PRC Oxygen Concentrator Market Introduction Source: Frost & Sullivan • Oxygen concentrators are medical devices that assist people with low level of oxygen content in their blood, particularly those with lung or circulatory problems, by supplementing oxygen through the nose by means of tubes or masks . These concentrators generally remove nitrogen in the air and enhance oxygen concentration to more than 85% . There are two major types of concentrators in the market, portable and stationary units . The stationary oxygen concentrators are usually featured with built - in wheels to move indoors and are powered by AC current so as to operate continuously all - day long . Portable oxygen concentrators are smaller and lighter in weight and are designed for users to use outdoors . • Users nowadays often demand lighter, smaller and quieter oxygen concentrators . However, manufacturers have encountered difficulties in the design of oxygen concentrators in achieving a balance between the size and noise level of the medical device as smaller oxygen concentrators are usually unable to supply continuous flow of oxygen and are louder than bigger concentrators . • During 2016 to 2020 , the global oxygen concentrator market has increased from approximately $ 1 . 44 billion to approximately $ 3 . 33 billion, representing a CAGR of 23 . 5% . Going forward, the global oxygen concentrator market is forecasted to reach approximately $ 2 . 32 billion by the end of 2025 , however, due to the spike in demand for oxygen concentrators in 2020 as they are used for COVID - 19 treatment, the CAGR from 2021 to 2025 is expected to register at - 3 . 2% . The demand for oxygen concentrators will gradually decrease after the pandemic . • In 2020 , North America contributed to the largest share in the oxygen concentrators market as the medical devices were widely equipped in healthcare services centers amid increasing incidences of respiratory diseases, such as asthma, fibrosis and pulmonary hypertension, within the region . With the increasing healthcare expenditure and improving medical infrastructure in the healthcare sector, the oxygen concentrator market in Asia - Pacific has been the third largest market in the world and is expected to see a potential growth in the future years . • The PRC oxygen concentrator market has also grown at a CAGR of 50 . 5 % from 2016 to 2020 , from approximately $ 356 . 4 million to approximately $ 1 , 828 . 6 million, mainly attributable to the continuous investment in healthcare facilities and infrastructure and the surge in demand for oxygen concentrators driven by the outbreak of coronavirus disease (COVID - 19 ) in 2020 . In light of the rising demand for better healthcare services by Chinese residents, the demand for oxygen concentrator is expected to see an overall increasing trend and attain approximately $ 1 , 021 . 4 million by 2025 , however, the demand for oxygen concentrators will gradually decrease after the pandemic, with an overall CAGR of - 1 . 2 % during 2021 to 2025 . • The Japan oxygen concentrator market has also increased at a CAGR of 17 . 0 % from 2016 to 2020 , from approximately $ 179 . 4 million to approximately $ 336 . 4 million, mainly attributable to the increasing demand from healthcare facilities and aging population and outbreak of COVID - 19 in 2020 . Along with increasing healthcare demand in Japan, the market oxygen concentrator in Japan is expected to see an overall grow and reach approximately $ 239 . 8 million by 2025 , however, due to the decrease in demand for oxygen concentrators after the outbreak of COVID - 19 in 2021 , the Japan oxygen concentrator market is expected to reach approximately $ 239 . 8 million in 2025 with an overall CAGR of - 2 . 9 % from 2021 to 2025 . • In particular, due to the outbreak of pandemic COVID - 19 in 2020 , the demand for oxygen concentrators has escalated substantially worldwide and manufacturers have been adding production shifts and extending production hours to satisfy the surging demand from different countries in order to cure COVID - 19 patients that require hospitalization and oxygen support . 22

Overview of Global, Japan and the PRC Bathroom and Toilet Assistive Devices Market Introduction Source: Frost & Sullivan • The bathroom and toilet assistive devices market mainly consists of a myriad of hardware deployed in bathroom, such as bath lifts, shower chairs, toilet seat raisers, handgrips and grab bars, as well as transfer benches and other bath aids . As elderly and users with limited mobility or strength may find it challenging to use a toilet and bathroom, the design of assistive devices has reduced the effort required for users to use and has ensured the safety of users from getting injured . Benefitted from the growing awareness of assistive devices and better design, more healthcare institutions and families have installed different bathroom and toilet assistive devices globally over the recent years . • From 2016 to 2020 , the global bathroom and toilet assistive devices market has increased from approximately $ 3 . 42 billion to approximately $ 4 . 14 billion, representing a CAGR of 4 . 9% . Due to its growing prevalence of chronic diseases and rising population with disabilities, North America was the largest region in terms of sales value in 2019 , followed by Europe and Asia - Pacific . With a stronger promotion towards home healthcare and higher disposable income, the global bathroom and toilet assistive market is forecasted to reach approximately $ 5 . 44 billion by the end of 2025 , representing a CAGR of 5 . 6 % during 2021 to 2025 . • On the other hand, coupled with the sustained investment in healthcare equipment and government support in healthcare sector, the PRC bathroom and toilet assistive devices market has developed from approximately $ 619 . 4 million in 2016 to approximately $ 809 . 5 million in 2020 , representing a CAGR of 6 . 9 % during the period . Looking forward, as driven by the pursuit of better living standards and rising disposable income of Chinese residents, the bathroom and toilet assistive devices market is anticipated to amount to approximately $ 1 , 160 . 8 million by the end of 2025 , representing a CAGR of 7 . 5 % during the period of 2021 to 2025 . • Moreover, the bathroom and toilet assistive devices market in Japan has risen from approximately $ 358 . 7 million in 2016 to approximately $ 480 . 9 million in 2020 , representing a CAGR of 7 . 6 % from 2016 to 2020 . In the future, due to the increasing elderly population, the bathroom and toilet assistive devices market is expected to reach approximately $ 726 . 7 million by 2025 , representing a CAGR of 9 . 1 % from 2021 to 2025 . 23

Abbreviations and Terms Abbreviations and Terms • C A G R : c o m poun d annua l g r o w t h r at e • G D P : g r o ss do m e s t i c p r odu ct • I M F : I nte r nat i ona l M oneta r y F und • The PRC: the People’s Republic of China • RMB: Renminbi, the lawful currency of the People’s Republic of China • R&D: Research & Development Source: Frost & Sullivan 24

Abbreviations and Terms 25 • Value and percentage figures in this report are all rounded. Figures may not add up to the respective totals owing to rounding. • The base year is 2019. The historic period is from 2015 to 2018. The forecast period is from 2020 to 2024. Note to Numeric Calculations Limitations in Source of Information • Interviews with end - users and vendors are conducted to collect information for this report, based on a best - efforts basis. • Frost & Sullivan will not be responsible for any information gaps where interviewees have refused to divulge confidential data or figures. • In instances where information is not available, figures based on similar indicators combined with Frost & Sullivan in - house analysis will be deployed to arrive at an estimate. • Frost & Sullivan will state the information sources at the bottom right - hand corner of each slide for easy reference. Source: Frost & Sullivan

Methodologies 26 ▪ Frost & Sullivan is an independent global consulting firm, which was founded in 1961 in New York . It offers industry research and market strategies and provides growth consulting and corporate training . Its industry coverage in China and Hong Kong includes automotive and transportation, chemicals, materials and food, commercial aviation, consumer products, energy and power systems, environment and building technologies, healthcare, industrial automation and electronics, industrial and machinery, and technology, media and telecom . ▪ The Frost & Sullivan’s report includes information on global, Japan and the PRC’s macro economy, global, Japan and the PRC’s wheelchair market and competitive landscape of global, Japan and the PRC’s wheelchair market . ▪ The market research process for this study has been undertaken through detailed primary research which involves discussing the status of the industry with leading industry participants and industry experts . Secondary research involved reviewing company reports, independent research reports and data based on Frost & Sullivan’s own research database . ▪ Projected total market size was obtained from historical data analysis plotted against macroeconomic data as well as specific related industry drivers . ▪ Frost & Sullivan’s report was compiled based on the below assumptions : – Global, Japan and the PRC’s economy is likely to maintain steady growth in the next decade ; – Global, Japan and the PRC’s social, economic, and political environment is likely to remain stable in the forecast period ; – Market drivers like increasing aged population and supportive government policies will drive the wheelchair market in global, Japan and the PRC . Source: Frost & Sullivan

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